Filed by CBOE Holdings, Inc.
(SEC File No. 001-34774) pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company:  Bats Global Markets, Inc.
(SEC File No. 001-37732)

CBOE Holdings Monthly Volume & RPC Report - 2015 As of November 2, 2016 Period Jan-15 Feb-15 Mar-15 Apr-15 May-15 Jun-15 Jul-15 Aug-15 Sep-15 Oct-15 Nov-15 Dec-15 1Q15 2Q15 3Q15 4Q15 Year Trading Days 20 19 22 21 20 22 22 21 21 22 20 22 61 63 64 64 252 Total Volume by Exchange CBOE 95,516,080 79,692,588 84,445,287 81,067,723 75,312,874 87,656,121 93,889,765 111,068,718 92,552,037 88,809,914 74,221,578 78,798,945 259,653,955 244,036,718 297,510,520 241,830,437 1,043,031,630 C2 7,150,005 5,648,312 6,803,378 6,972,763 6,474,635 6,882,877 7,567,909 7,765,970 6,167,783 6,032,351 5,064,434 6,696,526 19,601,695 20,330,275 21,501,662 17,793,311 79,226,943 CBOE Futures Exchange (CFE) 4,573,650 3,166,538 3,688,432 3,385,940 3,499,445 4,641,754 5,018,696 6,408,878 5,278,891 3,998,723 3,481,215 4,533,369 11,428,620 11,527,139 16,706,465 12,013,307 51,675,531 CBOE Holdings Total Volume 107,239,735 88,507,438 94,937,097 91,426,426 85,286,954 99,180,752 106,476,370 125,243,566 103,998,711 98,840,988 82,767,227 90,028,840 290,684,270 275,894,132 335,718,647 271,637,055 1,173,934,104 ADV by Exchange CBOE 4,775,804 4,194,347 3,838,422 3,860,368 3,765,644 3,984,369 4,267,717 5,288,987 4,407,240 4,036,814 3,711,079 3,581,770 4,256,622 3,873,599 4,648,602 3,778,601 4,139,014 C2 357,500 297,280 309,244 332,036 323,732 312,858 343,996 369,808 293,704 274,198 253,222 304,388 321,339 322,703 335,963 278,020 314,393 CBOE Futures Exchange (CFE) 228,683 166,660 167,656 161,235 174,972 210,989 228,123 305,185 251,376 181,760 174,061 206,062 187,354 182,970 261,039 187,708 205,062 CBOE Holdings Total ADV 5,361,987 4,658,286 4,315,323 4,353,639 4,264,348 4,508,216 4,839,835 5,963,979 4,952,320 4,492,772 4,138,361 4,092,220 4,765,316 4,379,272 5,245,604 4,244,329 4,658,469 Total Volume by Product Category Multiply-listed options (Equities & ETPs) 71,247,687 59,171,731 63,493,742 61,132,268 53,378,421 58,806,104 62,890,184 66,891,155 56,377,485 57,374,519 50,285,042 52,931,958 193,913,160 173,316,793 186,158,824 160,591,519 713,980,296 Index options 31,418,398 26,169,169 27,754,923 26,908,218 28,409,088 35,732,894 38,567,490 51,943,533 42,342,335 37,467,746 29,000,970 32,563,513 85,342,490 91,050,200 132,853,358 99,032,229 408,278,277 Futures 4,573,650 3,166,538 3,688,432 3,385,940 3,499,445 4,641,754 5,018,696 6,408,878 5,278,891 3,998,723 3,481,215 4,533,369 11,428,620 11,527,139 16,706,465 12,013,307 51,675,531 CBOE Holdings Total Volume 107,239,735 88,507,438 94,937,097 91,426,426 85,286,954 99,180,752 106,476,370 125,243,566 103,998,711 98,840,988 82,767,227 90,028,840 290,684,270 275,894,132 335,718,647 271,637,055 1,173,934,104 ADV by Product Category Multiply-listed options (Equities & ETPs) 3,562,384 3,114,302 2,886,079 2,911,060 2,668,921 2,673,005 2,858,645 3,185,293 2,684,642 2,607,933 2,514,252 2,405,998 3,178,904 2,751,060 2,908,732 2,509,242 2,833,255 Index options 1,570,920 1,377,325 1,261,587 1,281,344 1,420,454 1,624,222 1,753,068 2,473,502 2,016,302 1,703,079 1,450,049 1,480,160 1,399,057 1,445,241 2,075,834 1,547,379 1,620,152 Futures 228,683 166,660 167,656 161,235 174,972 210,989 228,123 305,185 251,376 181,760 174,061 206,062 187,354 182,970 261,039 187,708 205,062 CBOE Holdings Total ADV 5,361,987 4,658,286 4,315,323 4,353,639 4,264,348 4,508,216 4,839,835 5,963,979 4,952,320 4,492,772 4,138,361 4,092,220 4,765,316 4,379,272 5,245,604 4,244,329 4,658,469 Total Volume by Options Exchange and Product Category CBOE Multiply-listed options (Equities & ETPs) 64,164,542 53,566,756 56,762,871 54,289,329 47,041,620 52,091,539 55,502,375 59,333,323 50,392,459 51,537,966 45,408,391 46,472,926 174,494,169 153,422,488 165,228,157 143,419,283 636,564,097 Index options 31,351,538 26,125,832 27,682,416 26,778,394 28,271,254 35,564,582 38,387,390 51,735,395 42,159,578 37,271,948 28,813,187 32,326,019 85,159,786 90,614,230 132,282,363 98,411,154 406,467,533 CBOE Total Options Volume 95,516,080 79,692,588 84,445,287 81,067,723 75,312,874 87,656,121 93,889,765 111,068,718 92,552,037 88,809,914 74,221,578 78,798,945 259,653,955 244,036,718 297,510,520 241,830,437 1,043,031,630 C2 Multiply-listed options (Equities & ETPs) 7,083,145 5,604,975 6,730,871 6,842,939 6,336,801 6,714,565 7,387,809 7,557,832 5,985,026 5,836,553 4,876,651 6,459,032 19,418,991 19,894,305 20,930,667 17,172,236 77,416,199 Index options 66,860 43,337 72,507 129,824 137,834 168,312 180,100 208,138 182,757 195,798 187,783 237,494 182,704 435,970 570,995 621,075 1,810,744 C2 Total Options Volume 7,150,005 5,648,312 6,803,378 6,972,763 6,474,635 6,882,877 7,567,909 7,765,970 6,167,783 6,032,351 5,064,434 6,696,526 19,601,695 20,330,275 21,501,662 17,793,311 79,226,943 CBOE Holdings Multiply-listed options (Equities & ETPs) 71,247,687 59,171,731 63,493,742 61,132,268 53,378,421 58,806,104 62,890,184 66,891,155 56,377,485 57,374,519 50,285,042 52,931,958 193,913,160 173,316,793 186,158,824 160,591,519 713,980,296 Index options 31,418,398 26,169,169 27,754,923 26,908,218 28,409,088 35,732,894 38,567,490 51,943,533 42,342,335 37,467,746 29,000,970 32,563,513 85,342,490 91,050,200 132,853,358 99,032,229 408,278,277 CBOE Holdings Total Options Volume 102,666,085 85,340,900 91,248,665 88,040,486 81,787,509 94,538,998 101,457,674 118,834,688 98,719,820 94,842,265 79,286,012 85,495,471 279,255,650 264,366,993 319,012,182 259,623,748 1,122,258,573 ADV by Options Exchange and Product Category CBOE Multiply-listed options (Equities & ETPs) 3,208,227 2,819,303 2,580,131 2,585,206 2,352,081 2,367,797 2,522,835 2,825,396 2,399,641 2,342,635 2,270,420 2,112,406 2,860,560 2,435,278 2,581,690 2,240,926 2,526,048 Index options 1,567,577 1,375,044 1,258,292 1,275,162 1,413,563 1,616,572 1,744,881 2,463,590 2,007,599 1,694,179 1,440,659 1,469,365 1,396,062 1,438,321 2,066,912 1,537,674 1,612,966 CBOE Total Options ADV 4,775,804 4,194,347 3,838,422 3,860,368 3,765,644 3,984,369 4,267,717 5,288,987 4,407,240 4,036,814 3,711,079 3,581,770 4,256,622 3,873,599 4,648,602 3,778,601 4,139,014 C2 Multiply-listed options (Equities & ETPs) 354,157 294,999 305,949 325,854 316,840 305,208 335,810 359,897 285,001 265,298 243,833 293,592 318,344 315,783 327,042 268,316 307,207 Index options 3,343 2,281 3,296 6,182 6,892 7,651 8,186 9,911 8,703 8,900 9,389 10,795 2,995 6,920 8,922 9,704 7,185 C2 Total Options ADV 357,500 297,280 309,244 332,036 323,732 312,858 343,996 369,808 293,704 274,198 253,222 304,388 321,339 322,703 335,963 278,020 314,393 CBOE Holdings Multiply-listed options (Equities & ETPs) 3,562,384 3,114,302 2,886,079 2,911,060 2,668,921 2,673,005 2,858,645 3,185,293 2,684,642 2,607,933 2,514,252 2,405,998 3,178,904 2,751,060 2,908,732 2,509,242 2,833,255 Index options 1,570,920 1,377,325 1,261,587 1,281,344 1,420,454 1,624,222 1,753,068 2,473,502 2,016,302 1,703,079 1,450,049 1,480,160 1,399,057 1,445,241 2,075,834 1,547,379 1,620,152 CBOE Holdings Total Options ADV 5,133,304 4,491,626 4,147,667 4,192,404 4,089,375 4,297,227 4,611,712 5,658,795 4,700,944 4,311,012 3,964,301 3,886,158 4,577,961 4,196,301 4,984,565 4,056,621 4,453,407 Market Share by Options Exchange and Product Category CBOE Multiply-listed options (Equities & ETPs) 20.0% 19.5% 18.4% 18.1% 17.1% 17.5% 16.3% 15.9% 16.2% 15.9% 15.5% 15.2% 19.3% 17.6% 16.1% 15.5% 17.1% Index options 96.2% 95.8% 96.0% 98.2% 98.4% 98.6% 98.3% 98.1% 98.4% 98.0% 97.7% 98.2% 96.0% 98.5% 98.3% 98.0% 97.8% CBOE Total Options Market Share 27.0% 26.3% 25.1% 24.7% 24.8% 26.2% 24.8% 26.1% 26.1% 24.5% 23.0% 23.3% 26.2% 25.3% 25.6% 23.6% 25.2% C2 Multiply-listed options (Equities & ETPs) 2.2% 2.0% 2.2% 2.3% 2.3% 2.3% 2.2% 2.0% 1.9% 1.8% 1.7% 2.1% 2.1% 2.3% 2.0% 1.9% 2.1% Index options 0.2% 0.2% 0.3% 0.5% 0.5% 0.5% 0.5% 0.4% 0.4% 0.5% 0.6% 0.7% 0.2% 0.5% 0.4% 0.6% 0.4% C2 Total Options Market Share 2.0% 1.9% 2.0% 2.1% 2.1% 2.1% 2.0% 1.8% 1.7% 1.7% 1.6% 2.0% 2.0% 2.1% 1.9% 1.7% 1.9% CBOE Holdings Multiply-listed options (Equities & ETPs) 22.2% 21.5% 20.6% 20.4% 19.4% 19.7% 18.5% 17.9% 18.1% 17.7% 17.1% 17.3% 21.4% 19.8% 18.1% 17.4% 19.2% Index options 96.4% 96.0% 96.3% 98.7% 98.9% 99.1% 98.8% 98.5% 98.9% 98.5% 98.4% 98.9% 96.3% 98.9% 98.7% 98.6% 98.2% CBOE Holdings Total Options Market Share 29.1% 28.2% 27.1% 26.9% 26.9% 28.3% 26.8% 27.9% 27.8% 26.2% 24.5% 25.2% 28.1% 27.4% 27.5% 25.3% 27.1% Rolling Three-Month Average Revenue Per Contract (RPC) (1) Equity options $0.069 $0.070 $0.077 $0.077 $0.087 $0.093 $0.098 $0.104 $0.106 $0.105 $0.098 $0.097 $0.077 $0.093 $0.106 $0.097 $0.093 Exchange-traded products (ETPs) options $0.111 $0.115 $0.118 $0.115 $0.114 $0.117 $0.123 $0.133 $0.143 $0.146 $0.144 $0.143 $0.118 $0.117 $0.143 $0.143 $0.130 Index options $0.702 $0.704 $0.712 $0.707 $0.701 $0.697 $0.702 $0.703 $0.709 $0.706 $0.718 $0.726 $0.712 $0.697 $0.709 $0.726 $0.711 Total Options $0.279 $0.283 $0.284 $0.280 $0.290 $0.308 $0.328 $0.352 $0.368 $0.370 $0.357 $0.349 $0.284 $0.308 $0.368 $0.349 $0.328 Futures $1.647 $1.649 $1.705 $1.762 $1.775 $1.758 $1.712 $1.661 $1.647 $1.662 $1.686 $1.686 $1.705 $1.758 $1.647 $1.686 $1.694 Total CBOE Holdings RPC $0.333 $0.340 $0.340 $0.336 $0.348 $0.368 $0.391 $0.416 $0.431 $0.432 $0.417 $0.408 $0.340 $0.368 $0.431 $0.408 $0.388 Total Volume for Select Index Products SPX options (including Weeklys, Quarterlys, EOM & FLEX) 19,533,849 16,674,067 18,039,730 15,781,818 15,932,679 19,989,649 21,766,330 27,838,413 23,614,891 20,840,674 17,261,893 19,258,332 54,247,646 51,704,146 73,219,634 57,360,899 236,532,325 SPXPM options 110,881 113,057 148,291 114,350 100,943 158,486 172,677 275,584 229,694 166,658 184,185 285,108 372,229 373,779 677,955 635,951 2,059,914 VIX options 10,103,706 7,875,409 7,920,337 9,148,836 10,276,830 13,166,710 14,168,851 20,796,078 16,031,490 14,369,788 9,729,423 10,852,832 25,899,452 32,592,376 50,996,419 34,952,043 144,440,290 VIX futures 4,568,728 3,164,386 3,686,993 3,384,298 3,498,454 4,641,194 5,017,708 6,404,254 5,278,229 3,998,286 3,480,951 4,532,881 11,420,107 11,523,946 16,700,191 12,012,118 51,656,362 RUT options 953,451 863,396 1,100,356 1,425,970 1,660,142 1,892,848 1,998,272 2,388,588 1,847,909 1,559,572 1,413,979 1,660,901 2,917,203 4,978,960 6,234,769 4,634,452 18,765,384 ADV for Select Index Products SPX options (including Weeklys, Quarterlys, EOM & FLEX) 976,692 877,582 819,988 751,515 796,634 908,620 989,379 1,325,639 1,124,519 947,303 863,095 875,379 889,306 820,701 1,144,057 896,264 938,620 SPXPM options 5,544 5,950 6,741 5,445 5,047 7,204 7,849 13,123 10,938 7,575 9,209 12,959 6,102 5,933 10,593 9,937 8,174 VIX options 505,185 414,495 360,015 435,659 513,842 598,487 644,039 990,289 763,404 653,172 486,471 493,311 424,581 517,339 796,819 546,126 573,176 VIX futures 228,436 166,547 167,591 161,157 174,923 210,963 228,078 304,964 251,344 181,740 174,048 206,040 187,215 182,920 260,940 187,689 204,986 RUT options 47,673 45,442 50,016 67,903 83,007 86,039 90,831 113,742 87,996 70,890 70,699 75,496 47,823 79,031 97,418 72,413 74,466 National Multiply-listed options (Equities & ETPs) 320,688,813 275,263,081 308,209,497 300,338,486 275,408,868 298,418,532 340,149,220 373,616,786 311,951,775 324,118,227 293,853,940 305,902,180 904,161,391 874,165,886 1,025,717,781 923,874,347 3,727,919,405 National Index options 32,576,117 27,264,893 28,825,091 27,261,345 28,724,866 36,051,612 39,045,743 52,711,891 42,830,893 38,023,815 29,481,726 32,919,874 88,666,101 92,037,823 134,588,527 100,425,415 415,717,866 National Options Volume 353,264,930 302,527,974 337,034,588 327,599,831 304,133,734 334,470,144 379,194,963 426,328,677 354,782,668 362,142,042 323,335,666 338,822,054 992,827,492 966,203,709 1,160,306,308 1,024,299,762 4,143,637,271 Note: Numbers may not foot due to rounding and are subject to change and revisions. (1) Average revenue per contract (RPC) is based on a three-month rolling average, reported on a one-month lag. The average RPC represents total transaction fees for CBOE, C2 and CFE recognized for the period divided by total contracts traded during the period. Average transaction fees per contract can be affected by various factors, including exchange fee rates, volume-based discounts and transaction mix by contract type and product type. Additional Information Regarding the Transaction and Where to Find It  This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This report is being made in respect of the proposed merger transaction involving CBOE Holdings, Inc. (“CBOE”), Bats Global Markets, Inc. (“Bats”), CBOE Corporation and CBOE V, LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a definitive joint proxy statement/prospectus, which will be mailed to CBOE stockholders and Bats stockholders. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132. Participants in the Solicitation CBOE, Bats, their respective directors and executive officers, certain other members of CBOE’s and Bats’ respective management and certain of CBOE’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus, which was filed with the SEC on April 15, 2016. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.